November 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lynn Dicker

Kevin Kuhar

Re:	UroGen Pharma Ltd.
Form 10-K for Fiscal Year Ended December 31, 2022
File No. 001-38079

Dear Lynn Dicker and Kevin Kuhar:

We are writing in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 16, 2023 with respect to the above-referenced filing of UroGen Pharma Ltd. (the “Company”). For your convenience, we have repeated the Staff’s comment before the Company’s response below.

Form 10-K for Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 63

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We note that you have two product candidates, UGN-102 and UGN-301, that are still in clinical development, and Jelmyto, which is an approved product. Please revise future filings to disclose the costs incurred during each period presented for each of your key research and development product candidates. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on your Statements of Operations.

We acknowledge the Staff’s comment and confirm that we currently do not track total research and development (“R&D”) expenses by program or product candidate because these costs do not necessarily correlate to the overall R&D efforts attributable to such program or product candidate and these costs can vary significantly from period to period.

Our R&D expenses are comprised of internal and external expenses. Our internal R&D expenses, such as personnel costs, facility and equipment costs, and other support costs, are often shared among programs and product candidates and we do not track such costs by program or product candidate. While our external R&D expenses, including expenses incurred under agreements with third parties, such as clinical research organizations, and expenses incurred to purchase active pharmaceutical ingredient in support of R&D activities and other related manufacturing costs, are tracked by product candidate, those expenses do not necessarily correlate to the overall R&D efforts attributable to a specific product candidate and can vary significantly from period to period. Accordingly, we believe that disclosure of the external R&D spend by product candidate could be misleading to investors given that it represents only a portion of the total spend and is subject to significant variation from period to period. We also believe that disclosing external R&D expenses by product candidate could be harmful to our competitive position and therefore, to our shareholders. For example, if we were to provide such disclosure, our ability to negotiate competitive terms with potential clinical research organizations could be negatively affected since third party clinical research organizations would potentially be able to deduce the amounts we pay for certain work related to a product candidate.

In consideration of the Staff’s comment, in future filings beginning with the Company’s Annual Report for the year ended December 31, 2023, we will enhance our disclosure to include a statement regarding how we manage our R&D expenses and, as applicable, that we do not track our total R&D expenses by program, product candidate, or development phase. In addition to continuing to provide narrative disclosure about the material drivers affecting period-over-period changes in R&D expenses, in future filings we will also expand our disclosures to provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) that will reconcile to total R&D expenses on our Statements of Operations.

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (609) 768-9780.

Sincerely,

UroGen Pharma Ltd.

By:	/s/ Don Kim
Don Kim
Chief Financial Officer

Cc:	Elizabeth Barrett
Chief Executive Officer
UroGen Pharma Ltd.

Jason Smith
General Counsel
UroGen Pharma Ltd.

Charles J. Bair
Cooley LLP

Asa M. Henin
Cooley LLP

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